Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Announcement to the Market Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Facts disclosed on November 3 and 26, December 31, 2020, January 31, 2021 and May 31 2021 and in accordance with document received today, the Central Bank of Brazil approved on July 26, 2021 the corporate restructuring aimed at segregating the Itaú Unibanco Conglomerate’s business line in connection with the equity interest in XP Inc. (“XP”), a company incorporated in the Cayman Islands and listed on Nasdaq, represented by two hundred twenty-six million, five hundred twenty-three thousand, three hundred and four (226,523,304) shares issued by XP, equivalent, as of September 30, 2020, to 41.05% of the capital of the latter, to be transferred to XPart S.A. (“XPart”), as approved by Itaú Unibanco’s Extraordinary General Stockholders’ Meeting as of January 31, de 2021. With the approval of the proper authorities, XPart will have, on this date, its incorporation documents duly filed with the registration bodies. The shares issued by Itaú Unibanco, as well as the American Depositary Receipts (ADRs) will continue to be traded including the right to receive securities issued by XPart until the cut-off date (date of ex-right), or securities issued by XP (considering that XP expressed its interest in merging XPart), should the said merger be approved by the stockholders of XP and XPart at the General Stockholders’ Meetings of these companies at a date to be defined, which are expected to be held in the middle of the second half of 2021. As previously disclosed, should the said merger be approved by the stockholders of XP and XPart, Itaú Unibanco’s stockholders, who until the cut-off date will be entitled to receive securities issued by XPart, will receive: (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP, and (b) as for the remaining stockholders, Level I sponsored Brazilian Depositary Receipts (BDRs), replacing the securities they would receive from XPart. Note that, in case XPart is not merged or is not listed on a stock exchange within a period of 120 days as from the date of approval from the Central Bank of Brazil above mentioned, stockholders will be entitled to withdraw from XPart, in accordance with paragraphs 3 and 4 of Article 223 of Law No. 6,404/76. São Paulo (State of São Paulo), July 27, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence